UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

XERTECH INC.

(Exact Name of Registrant as Specified in its Charter)

000-53123

(Commission File Number)

NEVADA	90-0347683
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1956 Palma Drive, Suite J

Ventura, CA 93003

(Address of Principal Executive Offices)

(805) 477-0202

(Registrant's Telephone Number)

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

July 17, 2009

This Information Statement is being furnished on or about July 17, 2009 to all of the stockholders of record at the close of business on June 25, 2009 of the common stock, par value $0.001 per share, of Xertech Inc. (the “Company”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

Our company, Xertech Inc. (the “Company”, “we” or “us”), has entered into a Share Exchange Agreement (the “Share Exchange Agreement”), dated as of June 26, 2009, with Sportwall International, Inc., a Delaware corporation (“Sportwall”) and certain shareholders of Sportwall. Pursuant to the Share Exchange Agreement, the Company acquired 54% of the issued and outstanding capital of Sportwall in exchange for 11,815,670 shares of the Company’s common stock (the “Share Exchange”).

Sportwall was incorporated under the laws of the State of Delaware on July 3, 1990 for the purpose of developing and marketing tennis backboards. In 2000, Sportwall began developing exergaming equipment, a new paradigm in training and fitness equipment that marries computer gaming and conventional exercise.

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Share Exchange. Additional information about the Share Exchange is contained in our Current Report on Form 8-K, dated June 26, 2009, which was filed with the Commission on July 2, 2009. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

Upon the closing of the Share Exchange, Sportwall shareholders holding an aggregate of 54% of the outstanding capital of Sportwall exchanged their shares for 11,815,670 shares of our common stock, par value $0.001 per share.  Immediately prior to the consummation of the Share Exchange and in accordance with the terms of the Company’s Class A Warrants, Class B Warrants and Class C Warrants, the Company agreed to reduce the exercise price of the Class A and Class B Warrants to $0.001 per share and the exercise price of the Class C Warrants to $0.30 per share, In connection with the Share Exchange, the Company entered into a warrant exercise agreement (the “Warrant Exercise Agreement”) with a holder (the “Holder”) of the Company’s Class C Warrants, pursuant to which, the Holder agreed to exercise the Class C Warrants contemporaneously with the closing of the Merger. As a result of the exercise of the Warrants, the Company issued an aggregate of 1,166,667 shares of common stock and received gross proceeds of $350,000. On June 26, 2009, the Company entered into a cancellation agreement with William Willard, its former Director, Secretary and Treasurer (the “Cancellation Agreement”), pursuant to which Mr. Willard agreed to the cancellation of an aggregate of 13,965,000 shares of the Company’s common stock.

After giving effect to the Share Exchange, the Warrant Exercise Agreement and the Cancellation Agreement, approximately 63.85% of the Company’s issued and outstanding common stock will be owned by the Sportwall stockholders. Approximately 29.84% will be held by the Company’s current stockholders.

In connection with the Share Exchange, our current director, Harold Hartley, resigned as President and as a director of the Company effective upon the closing of the Share Exchange. In addition, William Williard resigned as our Secretary, Treasuer and as a director of the Company. Mr. Willard’s resignation as a director of the Company shall be effective on the 11th day following the filing of this Schedule 14f-1 with the SEC. Prior to their resignations, Mssrs. Hartley and Willard, appointed Catherine Lamberti as a director of the Company. In addition, prior to their resignations, Mssrs. Hartley and Willard appointed Ms. Lamberti as Chief Executive Officer, David Foucar as Chief Financial Officer and Ursula Lamberti as Secretary. On or about the 11th day after the filing of this Form 14f-1, the following individuals will be the new executive officers and directors of the Company:

Catherine Lamberti – Chairman and Chief Executive Officer
Ursula Lamberti – Secretary and Director
David Foucar – Chief Financial Officer
Janet Caminite – Director

Diego Jacobson - Director

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who were appointed as executive officers and directors upon the closing of the Share Exchange

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

Name	Age	Position
Catherine Lamberti	53	Chairman and Chief Executive Officer
David Foucar	48	Chief Financial Officer
Ursula Lamberti	49	Secretary
William Willard	65	Director

Catherine Lamberti – Chairman and Chief Executive Officer

Catherine Lamberti was appointed as our Chairman and Chief Executive Officer on June 26, 2009. Ms. Lamberti founded Sportwall in 1990 and served the Company as its Board Chair and Chief Executive Officer from 1990 through 2009. In 1998 she founded SuperSprings International Inc., a company that designs, assembles and sells self-adjusting suspension stabilizers for motor vehicles; she was its CEO/President until 2003. She continues to serve SuperSprings as a member of its board of directors. From 1985 through 1989, Ms. Lamberti served as President of Solutions Plus, Pty Ltd, a company she founded in Sydney, Australia, which provided small businesses with mainframe computer solutions on turnkey desktop computer systems, including ongoing system maintenance and support services. Solutions Plus was acquired by Computer Power, a publicly traded multinational company. Prior to that, she taught High School for six years and worked as CFO for the SPAR food retail chain in South Africa. She attended Natal University in South Africa, where she earned a Higher Diploma in Education (HDE) degree in education and business. She also holds a Master’s degree in Spiritual Science from the Peace Theological Seminary, in Los Angeles, California.

David Foucar – Chief Financial Officer

David Foucar was appointed as the Company’s Chief Financial Officer on June 26, 2009.Prior to joining the Company, Mr. Foucar served Sportwall as its Chief Financial Officer since 2007. Prior to joining Sportwall, he was the chief financial officer and a member of the board of directors of Commerce Planet, Inc., a publicly traded media company. From 2003 until 2006, Mr. Foucar was the President and Owner of Malibu West, a Financial Consulting firm. From 2001 to 2003, he served as Director of Financial Planning and Analysis for Intel, Inc.’s Mobile Communications Division. His experience also includes management positions at Xircom, Inc., as well as financial management positions at Intel, Inc., Nestle.

Ursula Lamberti - Secretary

Ursula Lamberti was appointed as the Company’s Secretary on June 26, 2009. Prior to joining the Company, Ms. Lamberti served Sportwall as its corporate secretary and director since 1992. She was also Sportwall’s Human Resources Director. Ms. Lamberti provides consulting services as an executive leadership coach, facilitator and mediator. Ursula has also served as corporate secretary and a director of SuperSprings International Inc. since 1998. From1995 until 2003, she was co–owner of Casino Knights, a company that manufactures and sells casino tables and provides casino entertainment to corporations, non-profit organizations and private functions. Prior to that, she had her own training consulting company in South Africa specializing in conflict resolution and effective communication. From 1984 until 1989, she was a Human Resources Manager for a leading Financial Institution in South Africa. Ms. Lamberti earned a Masters in Applied Psychology from the University of Santa Monica and a Bachelor of Social Science Degree from University of Natal, Durban, South Africa. She also received a Masters in Spiritual Science and is currently in her third year of study for her Doctorate in Spiritual Science at the Peace Theological Seminary, Los Angeles. She is certified as a Neuro-Linguistic Programming Practitioner and a Psychological Technician.

William Willard - Director

William Willard shall serve as a director of the Company for 10 days following the filing of this Schedule 14f-1. Mr. Willaird previously served as the Secretary and Treasurer of the Company. He has also served as CFO and a director of Arrin Systems, Inc. and of its former Affiliates (Arrin Corp., Arrin Background, Inc. and InfoSpi, Inc.). He is also the Managing Principal of Bridgestream Partners, LLC which he founded in 1988. Bridgestream provides management consulting, corporate finance advice, and restructuring services to a variety of corporate clients. Among the companies he has assisted in restructuring were Bendix Corporation (prior to their takeover by Allied Signal), Kaiser Engineers, and Everlast Filtration. Prior to forming Bridgestream Mr. Willard was First Vice President of Corporate Finance for Bateman, Eichler, Hill Richards and before that he served as Vice President of Moseley, Hallgarten, Estabrook and Weeden and duPont Glore Forgan. Mr. Willard received his BS from the University of Wisconsin and an MBA in finance from the University of Chicago.

Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers to be Appointed on the 11th Day Following the Filing of this Schedule 14f-1:

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company on the 11th day following the filing of this Schedule 14f-1. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Sportwall prior to the date the new directors take office.

Name	Age	Position
Ursula Lamberti	49	Secretary and Director
Janet Caminite	55	Director
Diego Jacobson	43	Director

Ursula Lamberti - Secretary and Director

Ursula Lamberti was appointed as the Company’s Secretary on June 26, 2009. Prior to joining the Company, Ms. Lamberti served Sportwall as its corporate secretary and director since 1992. She was also Sportwall’s Human Resources Director. Ms. Lamberti provides consulting services as an executive leadership coach, facilitator and mediator. Ursula has also served as corporate secretary and a director of SuperSprings International Inc. since 1998. From1995 until 2003, she was co–owner of Casino Knights, a company that manufactures and sells casino tables and provides casino entertainment to corporations, non-profit organizations and private functions. Prior to that, she had her own training consulting company in South Africa specializing in conflict resolution and effective communication. From 1984 until 1989, she was a Human Resources Manager for a leading Financial Institution in South Africa. Ms. Lamberti earned a Masters in Applied Psychology from the University of Santa Monica and a Bachelor of Social Science Degree from University of Natal, Durban, South Africa. She also received a Masters in Spiritual Science and is currently in her third year of study for her Doctorate in Spiritual Science at the Peace Theological Seminary, Los Angeles. She is certified as a Neuro-Linguistic Programming Practitioner and a Psychological Technician.

Janet Caminite- Director

Janet Caminite has served on the board of directors of Sportwall since 1998. She was the Assistant Manager for Sotheby’s Realty in Montecito, California in 2006. She achieved a ranking that placed her in NRT’s top 1,000 sales associates for 2007 representing the top 1.6 percent of performers among Sotheby’s 61,000 sales associates across the country. From 1999 until 2004, she was an agent for DBL Realtors in Beverly Hills at which time the Company was purchased by Sotheby’s International Realty. From 1995 until 1997, Mrs. Caminite was the Chief Operating Officer of Actioneer, Inc., a start-up software development company based in San Francisco. From 1997 until 1999, she was the Executive Director of the non-profit organization Students for a Better Tomorrow, focusing on and mentoring at-risk teens. Prior to that, in 1987, she founded and was CEO of Bodacious Buns, a specialty coffee and bakery retail store with seven locations. Mrs. Caminite also spent 18 years as a paralegal in Florida as well as California before pursuing her entrepreneurial career.

Diego Jacobson - Director

Diego Jacobson has served as a member of the board of directors of Sportwall since 2004. He is the president of D J Manufacturing Company Limited, a military products company he founded in 1988. Through challenging times and bootstrapping DJM was able to work through financial difficulties and attain profitability in 1991. During the period from 1991 to 1993, DJM focused on manufacturing field packs for the US Government. Throughout its existence, DJM has always focused its effort on items which are highly complex, labor intensive. By this means it is able to minimize the competition as not all firms have this capability. In 1992, DJM was accepted into the Small Business 8(a) Program but did not receive the first award through this program until 1993. In September of 1993, DJM was awarded a $15 Million contract to manufacture the CWU-66/P Chemical Protective Coveralls for the Air Force. In 2005, DJM received a $300m contract. Mr. Jacobson received a B.A. (Business Administration) from Clark University, Massachusetts.

Board of Directors Meetings

Since the end of its fiscal year on December 31, 2008, our Board of Directors did not hold any meetings but has acted on written consent 3 times.

Board of Directors Committees

Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Ms. Lamberti, at the address set forth on the front page of this Information Statement. You will receive a written acknowledgement from the Mr. Smith upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

During the year ended December 31, 2008, none of our officers received any compensation from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Our promoter, James Donahue; or
•	Any member of the immediate family of any of the foregoing persons.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of July 17, 2009, we had 18,502,971, shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

The following table sets forth certain information, as of July 17, 2009 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned(2)	Percentage of Common Stock (2)
Directors and Officers:
Catherine Lamberti (3)	5,939,272	32.09%
David Foucar (4)	0	*
Ursula Lamberti (5)	432,175	2.36%
Diego Jacobson (6)	1,453,393(8)	7.85%
Janet Caminite (7)	74,000	*
Harold Hartley	55,442	*
Beneficial owners of more than 5%:
Financial Pacific S.A.	2,663,333	14.39%
Gregory Blanchard (9)	1,056,667	5.40%

* Less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Xertech Inc., 1956 Palma Drive, Suite J, Ventura, CA 93003.

(2) Applicable percentage ownership is based on 18,502,971 shares of common stock outstanding as of June 26, 2009, together with securities exercisable or convertible into shares of common stock within 60 days of July 17, 2009 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of June 26, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) Catherine Lamberti was appointed as Chairman and Chief Executive Officer and as a Director on June 26, 2009.

(4) David Foucar was appointed as Chief Financial Officer on June 26, 2009.

(5) Ursula Lamberti was appointed as Secretary and as a Director on June 26, 2009. Her appointment as a Director shall be effective on the 11th day following the filing of the Schedule 14f-1 with the SEC.

(6) Diego Jacobson was appointed as a Director on June 26, 2009. His appointment as a Director shall be effective on the 11th day following the filing of the Schedule 14f-1 with the SEC.

(7) Janet Caminite was appointed as a Director on June 26, 2009. Her appointment as a Director shall be effective on the 11th day following the filing of the Schedule 14f-1 with the SEC.

(8) Includes (i) 1,320,260 shares held by Mr. Jacobson and (ii) 133,333 shares held by DJ Mfg. Inc. over which Mr. Jacobson has voting and dispositive control.

(9) Represents warrants to acquire an aggregate of 1,056,667 shares of the Company’s common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

XERTECH INC.
By Order of the Board of Directors

/s/ Catherine Lamberti
Catherine Lamberti
Chief Executive Officer

Dated: July 17, 2009